Exhibit 99.2

Paris, February 21, 2006

ILOG S.A.: INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES

(pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Last Name: Lowe
First Name: Todd
Position: Director
Description of the financial instrument: 26,103 ILOG ADRs

Nature of the transaction: sale of 26,103 ILOG ADRs on the Nasdaq between 12/12/2005 and 12/14/2005 for a total value of $459,213 at an average price of $17.59 per ADR.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 700 people worldwide. For more information, please visit http://www.ilog.com.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com